MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended

December 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying audited consolidated financial statements and annual information form for the year ended December 31, 2009 which are available at the SEDAR website at www.sedar.com. This MD&A is current as of March 25, 2010.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in U.S. dollars unless otherwise indicated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company, are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the permitting stage with the goal of receiving the Record of Decision (“ROD”) in the fourth quarter of 2010 and construction to commence in the first quarter of 2011. Production of copper cathode is expected to begin in the first quarter of 2012 and concentrate production is expected to begin in the third quarter of 2012. Rosemont’s copper production is expected to be the third largest copper mine in the United States, accounting for approximately 10% of total copper production. Since Rosemont is currently a non-producing property, it does not generate any operating income or cash flows from operations and Augusta depends entirely on equity and debt capital to finance its activities.

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Management’s Discussion and Analysis for the year ending December 31, 2009

The Rosemont property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land in addition to approximately 15,000 acres (6,070 hectares) of leased grazing ranchland. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On February 23, 2010 the Company entered into an agreement with a syndicate of underwriters for the purchase of 11,820,000 common shares, on a bought deal basis, at a price of Cdn$2.75 per share for gross proceeds of Cdn$32.51 million ($31.91 million). On March 12, 2010 the Company closed the financing for net proceeds of Cdn$30.88 million (30.31 million).

On February 11, 2010 the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay Augusta upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to Augusta receiving the ROD.

On January 4, 2010 the Company signed a term sheet with Red Kite Explorer Fund LP (“Red Kite”) for a $40 million loan and copper concentrate off-take agreement and is subject to regulatory approvals, customary due diligence and legal documentation.

On November 20, 2009 the Company was advised by the United States Forest Services (“USFS”) of the new timeline for completion of the Draft Environmental Impact Statement (“DEIS”) and the final ROD for the Rosemont copper project. The DEIS is expected to be released to the public early in the second quarter of 2010, followed immediately be a series of public meetings and a comment period. The ROD is expected in the fourth quarter of 2010.

On October 9, 2009 the Company appointed Endeavour Financial International Corporation (“Endeavour”) as financial advisor on project financing matters for the Rosemont copper project. Endeavour is an integrated natural resource merchant banking company with a proven record of delivering successful financial services to clients worldwide. Endeavour will assist the Company to execute its strategy to finance 65% to 75% of the estimated $897 million capital cost of the Rosemont project through issuance of debt, including equipment, concentrate off-take and bank financings with the remaining to be financed through the sale of precious metal by-products.

On August 19, 2009 the Company completed the sale of 14,237,000 common shares at a price of Cdn$2.02 per common share for gross proceeds of Cdn$28.76 million ($26.2 million). The common shares were issued pursuant to a prospectus offering conducted by a syndicate of underwriters led by Wellington West Capital Markets Inc. In connection with the prospectus offering the Company incurred $2.13 million in share issue expenses, including 427,109 compensation options issued to the underwriters at an exercise price of Cdn$2.19 per share, exercisable until August 6, 2010.

On July 21, 2009, Rosemont Copper Company signed an agreement with Empire Southwest LLC (“Empire”), a Caterpillar dealership headquartered in Mesa, Arizona, to purchase 23 Caterpillar 793F haulage trucks and other related equipment for its 100% owned Rosemont copper project. The trucks and other mining equipment purchases will be financed through capital lease agreements with Caterpillar Financial Services Corporation for up to $100 million. The contract value with Empire is approximately $82.2 million for the 23 trucks, with delivery to begin in early 2011.

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Management’s Discussion and Analysis for the year ending December 31, 2009

On April 17, 2009 the Company completed a non-brokered private placement of 3,350,000 units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5.03 million ($3.99 million) with Kestrel Holdings Ltd, a private holding company 100% held by Vancouver mining entrepreneur Ross Beaty. Each unit consists of one common share and one non-transferable share purchase warrant exercisable into one common share at a price of Cdn$2.30 per common share until April 17, 2010.

On March 15, 2009 the Company received written notification from the Arizona State Mine Inspector that the Rosemont Copper Mined Land Reclamation Plan (the “Plan”) has been approved. The Plan calls for reclamation to begin after the first year of production and continue concurrently throughout the life of the project.

On January 15, 2009 the Company released an updated feasibility study confirming Rosemont as an economically robust open pit copper/molybdenum mine with low development risk. The updated feasibility study concluded that Rosemont is technically and economically feasible, there are opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits.

The updated feasibility study and related technical report were prepared by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona under the supervision of Dr. Conrad Huss, P.E., an independent Qualified Person under the standards set forth under NI 43-101.

Financial Highlights (millions of US dollars)

	Base Case (60/40 split)	Case 2 Historical 36 Months	Case 3 Long-term Metal Prices
NPV 0%	4,850.0	6,999.9	2,715.0
NPV 5%	2,417.6	3,628.9	1,200.3
NPV 10%	1,254.2	2,006.2	488.4
IRR	28.5%	37.5%	17.8%
Payback years	3.1	2.3	5.0
Cash costs ($/lb Cu net of by product)	$0.46	$0.32	$0.62

Base Case – 60/40 weighted average pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. As of the end of December 2008, these values were $2.47 per pound (lb) copper (Cu), $22.70/lb molybdenum (Mo), $12.40 per ounce (oz) silver (Ag), and $784.65/oz gold (Au).

Case 2 – 36-month historical pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $3.14/lb Cu, $29.05/lb Mo, $13.32/oz Ag, and $723.48/oz Au.

Case 3 – Long-term metal pricing: Long-term fixed prices of $1.85/lb Cu, $15.00/lb Mo, and $12.00/oz Ag and $750.00/oz Au was used.

Using long-term metal pricing of $1.85 per pound of copper, $15 per pound of molybdenum, and $12 per ounce of silver, the project would generate a net present value (NPV) (5%) of approximately $1.2 billion with an internal rate of return (IRR) of 17.8% and a payback of 5 years on an after-tax basis.

Rosemont’s mine life based on the current mineral reserve estimate is 21 years, with anticipated cathode production commencing in the first quarter of 2012 and concentrate production anticipated in the third quarter of 2012. The 75,000-ton per day mining and milling process will be a conventional modern hard rock open pit operation with a sulfide copper concentrator plant and a heap leach SX-EW plant for the treatment of oxide ore. Annual production is expected to total 221 million pounds of copper (for the first eight years), 4.7 million pounds of molybdenum, 2.4 million ounces of silver and approximately 15,000 ounces of gold as a by-product credit.

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Management’s Discussion and Analysis for the year ending December 31, 2009

Direct capital costs are estimated at $712.7 million, with indirect costs of $184.5 million associated with engineering, procurement and construction management, commissioning, spare parts, contingency and owner’s costs. Total project capital costs are estimated at $897.2 million.

Cash costs are estimated at $0.62 per pound of copper, net of by-product credits. Average life of mine operating costs for the mining operation is $0.83 per ton mined. These costs include drilling, blasting, loading, hauling, road and dump maintenance and general mining. Mill process operating costs average $3.34 per ton of mill ore, which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services. General and administrative costs are $0.27 per ton of mill ore.

Permitting and Environmental Impact Statement

The Company continues with the Environmental Impact Statement process (“EIS process”), which is being managed by the United States Forest Service (“USFS”). The EIS process is expected to be completed within the next year and result in a ROD in the fourth quarter of 2010. The ROD will be issued by the Forest Service and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for impact of mining activities on waters of the United States. Other permits to be issued include the following:

  The Aquifer Protection Permit issued by the Arizona Department of Environmental Quality that sets the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit issued by the Pima County Department of Environmental Quality which will set requirements for dust control and process management;

  The Certificate of Environmental Compliance Process managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process that will provide a route to get water and power to Rosemont.

In May 2009 the Company received notification from the Arizona Department of Environmental Quality that the Aquifer Protection Permit was administratively complete and was in technical review. In the fourth quarter of 2009 the Department issued a preliminary hydrological review letter, which is one of the two requirements in the technical review process. Meetings are scheduled in the first quarter of 2010 with the Department to discuss the results of the technical review.

Also in the fourth quarter of 2009 Rosemont completed preparation of field test plots for the re-vegetation study being conducted in conjunction with the University of Arizona. The test plots were designed to determine which native plants will re-vegetate most quickly to support the habitat, and to evaluate the planting methods available. The approval reclamation plan by the Arizona State Mine Inspector was important to moving these studies forward from the greenhouse testing phase.

Rosemont Project

During 2009 the Company spent $0.09 million on mineral property expenditures on land carrying costs and monthly option payments for the right to purchase additional land for the pump and power-substation and $21.30 million on deferred development costs primarily on basic and design engineering of $8.37 million, $1.70 million on project salaries and benefits, $9.31 million on the environmental impact study and permitting process and $1.92 million on support services.

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Management’s Discussion and Analysis for the year ending December 31, 2009

As at December 31, 2009 Augusta’s capitalized costs on its mining assets were as follows:

Mineral properties

	2009	2008

Balance, December 31, 2008 and 2007	$25,462,869	$29,145,396
Acquisition costs	86,358	2,304,097
Effect from changes in foreign exchange rates	-	(5,986,624)
Interest accretion	116,211	-
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869

Development costs
	2009	2008

Balance, December 31, 2008 and 2007	$41,717,224	$28,588,056
Work program expenditures	21,303,409	23,919,161
Capitalized loan interest charges	935,990	619,986
Effect from changes in foreign exchange rates	-	(11,827,533)
Capitalized stock compensation expense	560,100	417,554
Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224

The Company made deposits totalling $15.0 million for the SAG mill and two ball mills, three mill drives and three electric mining shovels.

Financing

On August 19, 2009 the Company completed a prospectus offering conducted by a syndicate of underwriters led by Wellington West Capital Markets Inc. (the “Underwriters”) for the sale of 14,237,000 common shares, including a 15% over-allotment of 1,857,000 common shares, at a price of Cdn$2.02 per common share for gross proceeds of Cdn$28.76 million. In connection with the prospectus offering, the Company incurred share issue costs totalling $2.18 million, including compensation options for the Underwriters to purchase 427,109 common shares at a price of Cdn$2.19 per common share, exercisable in whole or in part until August 6, 2010. These compensation options had a fair value of $0.26 million.

On April 17, 2009 the Company completed a private placement with the issuance of 3,350,000 units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5.03 million. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at Cdn$2.30 per warrant for a one year period and expires on April 17, 2010. The common shares were subject to a four-month hold period. A finder’s fee consisting of cash of $0.21 million and 67,000 units valued at $0.09 million was paid to Peninsula Merchant Syndications Corp. In total, the Company incurred $0.35 million of share issue expenses relating to this private placement, which were charged to share issue expenses.

Subsequent to December 31, 2009:

(a)

On January 4, 2010 the Company signed a credit approved term sheet with Red Kite to provide Augusta with a $40 million senior secured loan (the “Loan”) and copper concentrate off-take agreement for the Rosemont copper project. Red Kite has issued a commitment letter subject to any required regulatory approvals and customary due diligence and legal documentation.

Upon completion of the loan documentation and due diligence, the Loan proceeds will be used to repay the $40 million Sumitomo debt due on June 17, 2010. The Loan bears interest at LIBOR plus 4.5% and is expected to close in March 2010 and will mature on the earlier of: (1) two years from the closing date; or (2) the date of closing of the Rosemont project senior debt financing facility. The Company retains maximum flexibility as the Loan is pre-payable without penalty at any time prior to maturity and has a one-time option to declare no later than 18 months after closing of the Loan to extend the maturity date by one year for a fee of 2%.

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Management’s Discussion and Analysis for the year ending December 31, 2009

Under the terms of the off-take agreement, Red Kite will purchase up to 15% or 45,000 dry metric tonnes per year of copper concentrates from Rosemont for a 10-year period. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges.

As part of the loan agreement, the Company will pay an origination fee of 2% and also issue 1,666,666 warrants exercisable at Cdn$3.90 per share for a three-year period.

(b)

On February 11, 2010 Augusta signed a definitive agreement with Silver Wheaton under which the Company has agreed to provide Silver Wheaton with silver and gold in an amount equal to 100% of the payable silver and gold to be produced from Rosemont.

Silver Wheaton will pay Augusta upfront cash payments totaling $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered during the mine life, or the prevailing market price, if lower. The production payments are subject to an inflationary adjustment. The upfront cash payments will provide a portion of the project funding for the construction of Rosemont and will be drawn post permitting for construction. The ROD is expected to be in the fourth quarter of 2010 and construction is planned for early 2011. The January 2009 Rosemont updated feasibility study details precious metals production averaging 2.4 million ounces of silver and up to 15,000 ounces of gold per year over a projected twenty-two year mine life.

The investment by Silver Wheaton is subject to receipt of all necessary permits to construct and operate Rosemont and Augusta having entered into committed arrangements for sufficient additional financings to construct and operate the mine.

(c)

On February 23, 2010 Augusta entered into an agreement with a syndicate of underwriters for the issuance of 11,820,000 common shares of the Company, on a bought deal basis, at a price of Cdn$2.75 per share for gross proceeds of Cdn$32.51 million ($31.91 million). On March 12, 2010, the Company closed the financing.

The common shares will be offered by way of a short form prospectus to be filed in certain of the provinces of Canada, other than Quebec, pursuant to National Instrument 44-101 Short Form Prospectus Distribution and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The Company plans to use the net proceeds from this financing to advance the development of the Rosemont copper property and for general working capital purposes.

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Management’s Discussion and Analysis for the year ending December 31, 2009

Results of operations

	2009	2008	2007
EXPENSES
Salaries and benefits	$1,913,506	$2,738,718	$1,804,875
Stock-based compensation	1,120,555	2,378,054	1,638,728
Exploration	-	-	321,712
Legal, Accounting and Audit	822,650	3,397,442	939,579
Travel	148,907	447,766	292,366
Consulting and Advisory services	76,947	636,892	255,119
Filing and Regulatory fees	80,834	151,813	174,839
Recruiting fees and relocation costs	53,405	161,622	34,096
Office and Administration	250,933	309,069	133,175
Rent	161,194	150,018	48,907
Investor Relations	157,171	152,483	259,956
Directors' fees	109,296	134,823	59,184
Insurance	170,133	159,175	100,944
Memberships and Conferences	25,191	34,009	7,602
Amortization	154,854	87,894	33,311
Fiscal and Advisory services	12,968	12,169	14,764
Loss from operations	(5,258,544)	(10,951,947)	(6,119,157)
Interest and other income, net	242,664	148,201	808,188
Other expenses	(502,244)	(575,302)	(267,380)
Litigation settlement	-	(2,626,004)	-
Foreign exchange gains	596,880	(2,985,504)	(240,479)
Interest and finance charges	(98,312)	(239,005)	(169,742)
Loss from continuing operations	(5,019,556)	(17,229,561)	(5,988,570)
Gain (loss) from discontinued operations	(508,385)	543,177	(1,664,213)
Net loss for the year	$(5,527,941)	$(16,686,384)	(7,652,783)

Basic and fully diluted loss per share
Continuing operations	$(0.05)	$(0.19)	$(0.07)
Discontinued operations	$(0.01)	$0.01	$(0.02)
Basic and fully diluted loss per share	$(0.06)	$(0.18)	$(0.09)

Years ended December 31, 2009 and 2008 comparison

For the year ended December 31, 2009 the Company reported a net loss of $5.53 million or $0.06 per share compared to a net loss of $16.69 million or $0.18 per share for the previous year. The $11.16 million decrease in net loss for the year was due to the following:

Salaries and benefits decreased $0.83 million to $1.91 million compared to $2.74 million for 2009 due primarily to two vacant executive positions that were filled internally in the beginning of 2009 and higher recovery of salary and benefits charged to two companies related by common officers and directors.

Stock compensation expense decreased $1.26 million to $1.12 million in 2009 compared to $2.38 million. The lower exercise price and fewer number of incentive stock options granted during 2009 compared to in 2008 both contributed to lower stock-based compensation expense.

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Management’s Discussion and Analysis for the year ending December 31, 2009

Legal, accounting and audit expenses decreased $2.58 million to $0.82 million in 2009 compared to $3.40 million in 2008 due primarily to a decrease in legal fees stemming from the Company not having to defend against the Asarco lawsuit compared to in 2008. The Company reached a settlement with the Asarco creditors in January of 2009.

Consulting and Advisory services decreased $0.56 million to $0.08 million in 2009 compared to $0.64 million in 2008 due to increased transaction related advisory activities in 2008 that were either nonexistent or minimal in 2009.

Interest and other income increased $0.09 million to $0.24 million in 2009 compared to $0.15 million in 2008 due primarily to higher ranching revenue from the sale of livestock.

Foreign exchange gains increased $3.58 million to $0.60 million in 2009 compared to a $2.99 million foreign exchange loss in 2008 due to changes in foreign exchange rates during the year. The 2009 foreign exchange gain was due to a strong Canadian dollar against the U.S. dollar on our Canadian dollar denominated working capital balances. The 2008 foreign exchange loss was due primarily to a Cdn$5.71 million foreign exchange loss on the translation of the $40 million Sumitomo loan into Canadian dollars. From the first drawdown of the loan on June 23, 2008 to the end of the year, the Canadian dollar weakened from $0.9840 USD/CAD to $0.8166 at December 31, 2008.

Gain (loss) from discontinued operations is comprised of Mount Hamilton, Shell and Monte Cristo (collectively, the “DHI Properties”) operating expenses and adjustments to the fair value adjustments to the sale price of the DHI Properties to Ely Gold & Minerals Inc. (formerly, Ivana Ventures Inc.). The operations expenses and subsequent loss on the February 28, 2008 sale of the DHI Properties were reclassified to discontinued operations. Refer to notes 4 and 6 of the December 31, 2009 financial statements for details of the sale of DHI Properties to Ely Gold & Minerals Inc. (formerly, Ivana Ventures Inc.). Due to market conditions, on November 16, 2009, the Company had agreed to extend the payment terms to Ely for an additional two years on the $4 million still owing on the original $6.63 million sale price. As a result, the Company had to write down the value of the unpaid receivable by $1.0 million to reflect the new fair value of the Ely receivable.

Years ended December 31, 2008 and 2007 comparison

The net loss for the year ended December 31, 2008 was $16.69 million or $0.18 loss per share compared to $7.65 million or $0.09 loss per share for the same period in 2007. The $9.03 million increase in the net loss during 2008 was due to the following:

Salaries and benefits increased $0.93 million to $2.74 million in 2008 compared to $1.80 million in 2007 due primarily to increased corporate activity. Augusta provides accounting and administrative support to two related companies and personnel costs are allocated among the group on an as-used basis. Due to increased activity, Augusta was charged a higher allocation of personnel costs.

Stock-based compensation increased $0.74 million to $2.38 million in 2008 compared to $1.64 million in 2007 due primarily to the immediate vesting of 360,000 of the 2,170,000 options granted in 2008. Compared to 2007, there were no immediate vesting of the 1,185,000 options granted in the year. Immediate vesting results in a direct charge of the fair value of the vested options to stock based compensation on the date of the grant.

Legal, accounting and audit expenses increased $2.46 million in 2008 to $3.40 million compared to $0.94 million in 2007 due primarily to legal fees incurred to defend its Rosemont property ownership which was challenged by the Asarco creditors. Audit and accounting fees increased $0.17 million in 2008 to $0.25 million due primarily to SOX compliance costs as additional work was required to test the internal controls over financial reporting.

Travel expenses increased $0.16 million to $0.45 million in 2008 compared to $0.29 million in 2007 due to increased travel to the Rosemont property and fund raising efforts.

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Management’s Discussion and Analysis for the year ending December 31, 2009

Consulting and advisory services increased $0.38 million to $0.64 million in 2008 compared to $0.26 million in 2007 due primarily to consulting services rendered in connection with the on-going SOX 404 process, tax and transaction related services.

Other expenses consisting of ranch operating expenses increased $0.31 million to $0.58 million in 2008 compared to $0.27 million in 2007 due primarily to purchases of livestock for the new ranch property operation which was purchased late in 2007.

The Asarco litigation over the Rosemont property ownership was settled in January 2009 and the estimated liability can be measured at December 31, 2008, the Company had recorded a provision for the Rosemont litigation settlement of $2.63 million.

Foreign exchange loss increased by $2.75 million to $2.99 million in 2008 compared to $0.24 million in 2007 was due to the strong U.S. dollar against the Canadian dollar. The Company had recorded a $5.2 million unrealized foreign exchange loss on the revaluation of the U.S. dollar Sumitomo loan facility to Canadian dollars. This was partially offset by a $1.3 million realized foreign exchange gain on US dollar cash and cash equivalents and a $1.3 million unrealized foreign exchange gain on the translation of US dollar net assets. The foreign exchange loss of $0.24 million in 2007 was realized on US dollar marketable investments and partially offset by exchange gains on U.S. dollar denominated promissory note.

Gain on discontinued operations was $0.54 million in 2008 compared to a $1.66 million loss in 2007 due primarily to a $1.20 million impairment charge on the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties in 2007.

Summary of Quarterly Results

Select financial information for each of the eight most recently completed quarters of fiscal 2009 and 2008 are as follows:

		Net Loss and
	Interest and other	Comprehensive	Net loss per share
	income, net	Loss	basic & diluted
Q4 2009	$62,673	$(2,139,179)	$(0.02)
Q3 2009	25,619	(943,401)	(0.01)
Q2 2009	9,241	(892,178)	(0.01)
Q1 2009	145,131	(1,553,183)	(0.02)
Q4 2008	(367,416)	(8,528,725)	(0.08)
Q3 2008	12,027	(3,094,093)	(0.03)
Q2 2008	(82,270)	(2,752,498)	(0.03)
Q1 2008	$585,861	$(2,311,068)	$(0.03)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants and foreign exchange gains or losses related to the Company’s holding in Canadian dollar denominated working capital balances. Since the Company‘s Rosemont project is not yet in production, the Company believes that its losses and its loss per share is not a primary concern to investors in the Company.

Liquidity and capital resources

At December 31, 2009, the Company had $6.25 million in cash and cash equivalents compared to $7.56 million at the beginning of the year. At December 31, 2009, the Company had a working capital deficit of $47.48 million compared to a working capital surplus of $5.06 million at the beginning of the year. The significant increase in the working capital deficit relates to the $41.62 million Sumitomo loan and accrued interest that became a current liability. The Sumitomo loan is due on June 17, 2010. Subsequent to December 31, 2009, the Company entered into a $40 million senior secured loan and copper off-take agreement with Red Kite, which upon completion, the proceeds will be used to repay the Sumitomo loan. The Company spent $4.34 million in operating activities during the year ended December 31, 2009 compared to $7.47 million spent during the same period in 2008.

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Management’s Discussion and Analysis for the year ending December 31, 2009

The Company generated $37.0 million in net cash from financing activities in 2009 compared with $30.73 million for the same period in 2008. During 2009, the Company received gross proceeds of $30.81 million from two equity offerings and exercise of warrants and stock options. The Company also drew down the $8.94 million remaining balance of the $40 million Sumitomo credit facility. For 2009, the Company has accrued approximately $0.98 million of interest on the loan facility which will be repaid upon closing of the Red Kite loan agreement. In April, the Company completed a $4.0 million (Cdn$5.03 million) private placement for 3,350,000 units at a price of Cdn$1.50 per unit. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of Cdn$2.30 per share and expires on April 17, 2010. In August, the Company completed its second equity issue pursuant to a prospectus offering for the sale of 14,237,000 common shares at a price of Cdn$2.02 per share for gross proceeds of $26.22 million (Cdn$28.76 million). Commissions, broker warrants and other share issue related costs totaled $2.55 million for the year, of which $0.33 million was non-cash cost relating to the fair value of the broker options and warrants and has been charged to deficit. The Company made its annual $0.56 million installment payment pursuant to a promissory note issued for the purchase of land used for a water-well field and pump station.

During 2009 the Company spent $35.60 million on investing activities compared with $41.60 million spent in 2008. A total of $14.99 million of deposits were made to the suppliers of the SAG and two ball mills, three mill drives and three electric mining shovels. Development expenditures totaled $17.67 million primarily on basic engineering and design, environmental impact study and permitting activities. Capital asset additions totaled $2.85 million for the year and relate primarily to the purchase of land used for water rights and power line right of ways, water storage and transportation.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

The Company has no revenue from operations and does not expect to generate any revenue from its operations until construction of the Rosemont project is complete and commencement of commercial production in early 2012. The Company will require additional capital to execute its business plan.

To fund its planned 2010 capital expenditures program, the Company will continue to rely on equity financings, external debt and potential joint venture partners to meets its ongoing obligations. The Company is currently in discussions with various financial intermediaries with the objective of securing the required funding to cover expenditures through to construction startup. Project financing is expected to be in place by the four quarter of 2010 in order to begin construction in early 2011. In the meantime, the Company will continue to monitor its cash flows and operate in a manner to preserve cash while the Company secures its funding for the Rosemont project.

Augusta Resource Corporation	11

Management’s Discussion and Analysis for the year ending December 31, 2009

As at December 31, 2009, the contractual obligated cash flow requirements are as follows:

in thousands of dollars	< 1 year	1 - 2 years	2 - 3 years	> 3 years	Total

Accounts payable and accrued liabilities	$12,386	$-	$-	$-	$12,386
Current portion long-term debt	41,621	-	-	-	41,621
Note payable	557	557	557	-	1,671
Long-lead equipment purchases	36,753	68,293	-	-	105,046
Land purchases	112	69	69	1,146	1,397
Operating lease obligations	186	172	88	177	624
	$91,615	$69,092	$715	$1,323	$162,744

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately $28.4 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 totalled $10.1 million, $11.0 million for 2009, and $7.3 million for 2010. To December 31, 2009 all of the 2009 required payments had been made.

On April 8, 2008 the Company announced the signing of a Letter Award with a subsidiary of ABB Ltd. for the supply of three gearless mill drives for $40.6 million (€28.3 million). Payments required in 2008 totaled $4.1 million (€2.7 million), $9.1 million (€6.4 million) for 2009, $16.7 million (€11.7 million) for 2010 and $10.7 million (€7.5 million) for 2011. To December 31, 2009, all of the 2009 payment requirements had been made except for $5.3 million (€3.7 million) which was paid on January 22, 2010.

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of $8.4 million with payments in 2008 totaling $0.6 million, $0.5 million for 2009, $2.5 million for 2010 and $4.8 million for 2011. The 3 shovels are being purchased from Bucyrus International Inc. for total commitments of $63.8 million with payments in 2008 totaling $3.0 million, $11.7 million for 2010 and $49.1 million for 2011. On December 18, 2008 a contract amendment for the three shovels was completed that delayed the 2009 payments until 2010. On February 27, 2010 a second contract amendment was signed to delay shovel payments until the fourth quarter of 2010, at which time the $11.7 million plus a delay charge of $0.4 million is due.

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon the anticipated receipt of the ROD expected in late 2010.

Outlook

The main focus in 2010 will be to finalize the majority of the basic engineering design drawings. This will allow detailed engineering to start on earthwork, civil and structural design. Ongoing discussions with vendors are being held with respect to transportation storage, off loading facilities and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an Environmental Impact Statement (“EIS”) which is being managed by the USFS. Due to the large number of Cooperating Agencies participating in the EIS process has resulted in an unpredicted lag in deliveries. However, the EIS process is still expected to be completed within the next year and result in a ROD in the last quarter of 2010, a slight delay from the original expected July 2010.

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Management’s Discussion and Analysis for the year ending December 31, 2009

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue over the next year to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

With the appointment of Endeavour as the Company’s Project Finance Advisor, Endeavour will assist the project finance team in the evaluation of various sources of financing for the development and construction of the Rosemont project.

During 2010 the Company anticipates major expenditures to include: the completion of the engineering and design of the Rosemont mine at a cost of approximately $16.4 million, $9.3 million for environmental impact study and permitting, $36.8 million for deposits on long-lead equipment purchases. The Company plans to hire additional project and operations personnel as the Company gears up for the start of construction in early 2011.

Based on anticipated expenditures on the Rosemont project, the Company will require financing in the coming year to complete the permitting process and meet its expected ongoing expenditures. To fund these expenditures and repay the Sumitomo loan facility, the Company has arranged a bought deal financing with a syndicate of underwriters for the sale of 11,820,000 common shares for gross proceeds of Cdn$32.51 million and a $40 million loan from Red Kite Future financings for the construction of the Rosemont project are expected to be obtained by a combination of potential joint ventures, debt and equity financings, production-sharing arrangements or other means. However, unforeseen market events and conditions worldwide could impede access to capital or increase the cost of capital, which would have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements. There is no assurance that these initiatives will be successful.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. During the twelve months ended December 31, 2009, the Company charged $0.57 million (2008 - $0.45 million) to these companies for their share of the rent, salaries and administrative expenses. As at December 31, 2009, $0.24 million (December 31, 2008 - $0.24 million) of accounts receivable was due from these two related companies.

As at December 31, 2009 accounts receivable included $0.01 million (December 31, 2008 - $0.06 million) due from an Officer of the Company and companies related to the Officer.

Included in accounts payable and accrued liabilities at December 31, 2009 was $0.27 million (December 31, 2008 - $0.08 million) due to an Officer of the Company for accrued salary.

All related party transactions are recorded at fair value.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Augusta Resource Corporation	13

Management’s Discussion and Analysis for the year ending December 31, 2009

Share Capital

		Weighted average
		exercise price
	Number of shares	(Cdn$)
Issued and outstanding common shares ( a )	106,768,816	$-
Options ( b )	8,475,800	$2.14
Warrants	3,563,554	$2.29
Fully diluted	118,808,170

(a)	As at March 6, 2010 the Company had 119,000,480 common shares issued and outstanding

(b)	As at December 31, 2009 the Company had 2,029,746 shares available for granting stock options under the Company’s Stock Option Plan.

FINANCIAL INSTRUMENTS

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.

The carrying values of the Company’s financial instruments are classified into the following categories:

	2009	2008
Cash and cash equivalents	$6,247,217	$7,563,190
Loans and receivables	2,665,584	4,320,691
Other financial liabilities (1)	$(58,154,125)	$(40,023,579)

(1) Includes accounts payable, accrued liabilities and long-term debt.

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. These fair values are not materially different from their carrying value.

RISKS ARISING FROM FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s activities expose itself to a variety of financial risks; market risk (including foreign exchange), credit risk and liquidity risk. Reflecting the current stage of development of the Company’s Rosemont project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management, Audit Committee and the Board of Directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. Foreign exchange risk arises because the amount of the Canadian dollar cash and cash equivalents, receivable or payable will vary in U.S. dollar terms due to changes in exchange rates.

The Company has exposure to significant Euro denominated commitments totaling €19.2 million for the purchase of three gearless mill drives for the next two years.

Augusta Resource Corporation	14

Management’s Discussion and Analysis for the year ending December 31, 2009

The Company issues equity in Canadian dollars and majority of its expenditures are in US dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and currently does not hedge its exposure to currency fluctuations.

As at December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

Cash and cash equivalents	$4,942,433
Accounts receivable	253,350
Prepaid expenses	9,966
Accounts payable and accrued liabilities	(512,029)
$4,693,720

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2009, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.41 million (2008 - $0.25 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held in short-term GICs or high interest savings account held with a large Canadian chartered bank and a large financial institution. Management believes the risk of loss is remote.

The other assets and significant portion of the accounts receivable relate to the Ely receivable, which has a fair value of $2.39 million and is payable over a five year period and Ely warrants that are exercisable into 2,000,000 Ely common shares at a price of Cdn$0.25 per share through to May 16, 2011. The Ely warrants were issued to the Company pursuant to the Company agreeing to extend the terms for payment of the remaining $4.0 million owing from the original selling price of DHI Properties for an additional two years to 2015. In the event that Ely does not make the required payments (see Note 7 of December 31, 2009 financial statements) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time and the Company manages this risk by maintaining sufficient readily available cash reserve to meet its liquidity requirements.

Based on current obligations for the next three quarters, the Company has secured or will secure sufficient funding to complete the permitting through to the ROD. Augusta will require project financing to be in place for the construction of the Rosemont project. The Company is currently in discussions with a number of financial institutions and other intermediaries regarding project financing for Rosemont. While the Company continues to seek project financing arrangements it is not possible to predict whether these efforts will be successful.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, deferred development costs, impairment of long-lived assets and the determination of the fair value of stock-based compensation. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Augusta Resource Corporation	15

Management’s Discussion and Analysis for the year ending December 31, 2009

Mineral properties and deferred development costs

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred subsequently to develop a mine on the property are capitalized and amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The carrying value of mineral properties and deferred development costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

Stock-based compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The Company uses the fair value method of accounting for all stock based compensation awards. Under this method, the Company determines the fair value of the compensation expense for all awards on the date of the grant using the Black-Scholes pricing model. The fair value is expensed over the vesting period of the awards. In estimating the fair value, management is required to make certain assumptions regarding such items as the expected life of the options and forfeiture rates and expected volatility. Changes in the assumptions used to estimate fair value could result in materially different results.

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company’s accounting policies have been consistently followed except that the Company has adopted the following Canadian Institute of Chartered Accountants (the “CICA”) standards effective January 1, 2009, none of which had a material impact on the Company’s consolidated financial statements.

a)	Goodwill and Intangible Assets

In February 2008 the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period” was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on the Company’s financial statements.

b)	Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard is effective for our fiscal year beginning on January 1, 2009 and adoption of EIC-173 did not have any effect on the Company’s financial statements.

c)	Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

Augusta Resource Corporation	16

Management’s Discussion and Analysis for the year ending December 31, 2009

d)	Financial Instruments

In June 2009 the CICA amended Section 3862, Financial Instrument – Disclosures, to provide additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are applicable to annual financial statements commencing with the Company’s annual consolidated financial statements for its year ending December 31, 2009.

FUTURE CANADIAN PRONOUNCEMENTS

In January 2009 the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, ‘Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

International Financial Reporting Standards

In 2006 the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company’s transition date is January 1, 2010 and will require the restatement for comparative purposes of amounts reported by the Company for each of the quarter beginning in January 1, 2011. The Company has commenced the process to transition from Canadian GAAP to IFRS. As part of the transition process, the Company has provided or will provide IFRS specific training to senior financial reporting personnel and directors. The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.

  The areas with the highest potential impact were identified to include the basis of consolidation, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

  Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

  Implementation and review phase – This phase includes the execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements.

Augusta Resource Corporation	17

Management’s Discussion and Analysis for the year ending December 31, 2009
  IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

Based on the review undertaken under Phase One and the work completed to date under Phase Two, the impact that management expects IFRS will have on the Company’s financial position are summarized in the following table. IFRS will also have more extensive disclosure and analysis of balances and transactions in the notes to the financial statements. The Company is focused on specific areas that have the greatest impact to the Company financial position is outlined below:

Key areas	Canadian GAAP	IFRS	Preliminary Analysis
Capital assets	Capital assets are recorded at cost. Each capital asset’s residual value is depreciated over its estimated useful life.

As permitted under IFRS 1, capital assets can be recorded at historical cost or at fair value, which requires an annual assessment or when events or circumstances occur which that impair the asset’s carrying value.

Depreciation is based on the estimated useful life of each major component of each asset.

The Company will continue to record the capital assets at cost due to the complexity and the resources required to fair value the capital assets.
Mineral properties and deferred development costs

Exploration, evaluation and development costs are capitalized when incurred.

They are amortized on a unit-of-production basis or written down to its estimated fair value if the property was abandoned or disposed.

		There is limited guidance on this topic and currently allows for exploration and evaluation costs to be either capitalized or expensed.	The existing capitalization policy will be maintained.
Impairment of long-lived assets

Mineral properties, capital assets and deferred development costs are tested for impairment on an annual basis or when there are indicators of impairments.

Impairment test is a two step process whereby asset’s carrying value is compared against its undiscounted future cash flows. If the latter is less than the carrying value, the asset is written down to its discounted future cash flows.

Mineral properties, capital assets and deferred development costs are tested for impairment on an annual basis or when there are indicators of impairments.

Impairment test is a one step process whereby the asset’s carrying value is compared to its discounted future cash flows. The asset is written down to its future estimated discounted cash flows.

Write downs to net realizable values can be reversed if indicators of impairment cease to exist.

The use of discounted future cash flows as an indicator of impairment may likely lead to write downs in the future and may result in increased volatility of the Company’s stock price.

Augusta Resource Corporation	18

Management’s Discussion and Analysis for the year ending December 31, 2009

Foreign currencies	Financial statements of foreign operations are translated into the functional currency using either temporal method for integrated operations or current rate method for self sustaining operations

Each foreign entity determines its own functional currency.  The financial statements are translated into the presentation currency using the current rate method with resulting exchange differences recorded in Other Comprehensive Income.  There may also be other differences not yet identified.

The translation of Rosemont’s January 1, 2011 opening balance sheet, the carrying value of capital assets, mineral properties and deferred development costs is expected to increase due to restating the carrying values to historical cost.

Stock-based compensation

Stock-based compensation is determined using the Black Scholes Option Pricing Model.  Allows the option to use straight-line method or attribution method to account for graded vesting features.

Forfeitures can be estimated at time of grant date or record forfeitures as they occur.

Stock-based compensation is determined using the Black Scholes Option Pricing Model.  For graded-vesting features, each instalment is to be treated as a separate share option grant because each instalment has a different vesting period, and hence, the fair value of each instalment will differ.

Forfeiture rate is included into the calculation of the fair value of stock option grants.

The determination of the value of stock-based compensation will change and likely to be more volatile as the fair value is re-calculated for each vesting period.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to Augusta is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Augusta Resource Corporation	19

Management’s Discussion and Analysis for the year ending December 31, 2009

Management, including the CEO and CFO, has evaluated the effectiveness of Augusta’s disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2009. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by Augusta under US and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of Augusta’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2009, the Company’s internal control over financial reporting was effective. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ending December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Risks and uncertainties the Company considers material are described below. The Company is also exposed to other inherent risks that are fully described in the Company’s Annual Information Form for its year ended December 31, 2009.

Augusta will require additional capital to fund future business plans.

As of December 31, 2009, Augusta had a working capital deficit of $47.48 million. In early 2010, the Company had secured or will secure sufficient capital to cover its working capital deficit and ongoing expenditures until the end of third quarter 2010. Augusta has no revenue from operations and does not expect to generate any revenue until 2012 when the Rosemont project is placed into commercial production. Augusta will require project financing to be in place by the fourth quarter as the Company begins the construction phase in order to remain on schedule with the permitting plan. Augusta may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta Resource Corporation	20

Management’s Discussion and Analysis for the year ending December 31, 2009

Augusta could lose its only material property upon an event of default under the loan agreement with Sumitomo.

The Company’s obligations under the Sumitomo Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default under the Sumitomo Loan Agreement, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Sumitomo is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment. If the transaction with Red Kite is completed, the Sumitomo loan will be repaid from the Red Kite loan proceeds and security to Rosemont Copper Company’s common shares and assets will be transferred from Sumitomo to Red Kite.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold` and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. Metal prices fluctuate in response to many factors and cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Augusta Resource Corporation	21

Management’s Discussion and Analysis for the year ending December 31, 2009

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

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Management’s Discussion and Analysis for the year ending December 31, 2009

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

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